Exhibit 99.4

Exhibit 99.4 Vedanta transforming elements VEDANTA LIMITED INVESTOR PRESENTATION Q3 FY 2020 January 2020 We Are… GROWING RESPONSIBILY OIL & GAS ZINC-LEAD-SILVER ALUNINIUM & POWER COPPER IRON ORE & STEEL

Cautionary Statement and Disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains ‘forward-looking statements’ – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as ‘expects,’ ‘anticipates,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ or ‘will.’ Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. 2

Contents Section Presenter Page Q3 FY20 Review Venkat, CEO 4 Financial Update Arun Kumar, CFO 17 Appendix 22 VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 3

VEDANTA LIMITED INVESTOR PRESENTATIONQ3 FY2020 Review Venkat Chief Executive Officer

Indian Economy: Many Factors are Expected to Drive Resurgence in Growth

vedanta
transforming elements

The Reforms Push: Many Big Steps in 2019

Corporate tax cut	Real Estate Fund	Bank Merger	IBC Amendment	RCEP Withdrawal	FDI Rules
Biggest corporate tax cut in 28 years, rates slashed by up to 10%. Outflow up to ₹ 1.45 lakh crores	₹ 25,000 crore fund for the real estate sector, for over 1,600 stalled housing projects	Capital infusion of ₹ 70,000 crore into PSBs, to boost lending and improve the liquidity. 10 PSBs to be merged into 4 entities	Enforce a strict 330 day timeline for the insolvency resolution process, including any legal challenge	India pulled out of the 16-nation trade bloc citing adverse impact of the deal	100% FDI in coal mining and contract manufacturing. Eased sourcing norms for single-brand retailers, approved 26% FDI in digital media

India expected to grow fastest among emerging economies with real GDP growth rates >7% from 2020

Purchasing Manager's Index (PMI – Mfg.)



54
53.2
53.9
54.3
52.6
51.8
52.7
52.1
52.5
51.4
51.4
50.6
51.2
52.7
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19

PMI-Mfg. shoots up from two-year low in October

GDP growth %



10.0
8.0
6.0
4.0
2.0
0.0
7.0
7.4
7.4
7.4
7.3
5.8
5.9
5.7
5.6
5.5
4.6
4.8
4.8
4.8
4.8
3.4
3.6
3.6
3.6
3.6
1.6
1.4
1.3
1.3
1.4
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
India
China
World
G7
Emerging market and developing economies

Source : IMF World Economic update, Oct 2019; GDP at constant prices

VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 5

Key Highlights: Q3 FY2020 Operational Financial Awards & Recognition Zinc India Mined Metal production 235 kt, up 7% q-o-q, Silver production up 11% q-o-q at 149 tonnes Zinc International Gamsberg production up 28% q-o-q with cost lower by 4% O&G Early gas production facility ramped up to design capacity of 90 mmscfd Aluminum continues structural reduction in cost, down 9% q-o-q at $1,691/t Highest ever Lanjigarh alumina production 476kt, up 16% q-o-q with COP $269/t down 9% q-o-q TSPL achieved 94% plant availability Iron Ore achieved highest ever sales of 1.5 million tonnes at Karnataka Electrosteel production at 317 kt, up 18% q-o-q, lowest cost of sales since acquisition EBITDA^ of ₹ 6,531 crore, up 10% y-o-y (up 45% q-o-q) with Industry leading EBITDA Margin* of 34% Attributable PAT at ₹ 2,348 crore, up 49% y-o-y (up 9% q-o-q) Net debt at ₹ 23,384 crores with strong Net debt/EBITDA at 1.0x, lowest amongst Indian peers. Strong financial position with total cash & liquid investments of ₹ 35,205 cr. Zinc India recognized as “Disclosure Champion” in FTI Asia Disclosure Index 2019
Vedanta Oil & Gas and BALCO won “National Safety Awards” for consistent safety performance
BALCO won “Indian Manufacturing Excellence Awards 2019” by Frost & Sullivan
^EBITDA includes one off for past exploration cost recovery at Oil & Gas business (₹ 1,276 cr.) & true-up of RPO liability in line with Regulatory changes at Aluminium Business (₹ 460 cr.)
*EBITDA Margin excludes custom smelting at Copper India & Zinc India and includes impact of one-offs. EBITDA Margin (excl. customs & impact of one-off) is 27%
VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 6

Heading Towards – Zero Harm, Zero Waste, Zero Discharge

Safety Program Update	
1 fatality in Q3	• Investigation completed; action-plan in place to prevent repeats
Visible felt leadership	• Toolkit to ease communication during VFL rolled out @ Cairn • Revised VFL scorecard @ BALCO
Controls-in-place for safety critical tasks	• LOTOV implementation @ ESL • Logistic Safety Council @ HZL
Business partner engagement	• Launch of driver simulator @ Cairn • Review of BP pre-qualification and on-boarding process • Committee established to aid BP enhance safety deliverables

Environment Update	
Tailings Management	• Continuous improvements as per Golder recommendations are taking place across all Bus • Responded to the Church of England request for TSF disclosures
Air emissions management	• Dust suppression mechanisms installed at Jharsuguda and VGCB

Fatality



12
7
9
9
5
2016
2017
2018
2019
9M FY20

LTIFR



0.49
0.40
0.35
0.46
0.71
2016
2017
2018
2019
9M FY20

Water Consumed & Recycled (m^3)



242
65
242
71
245
67
180
53
2017
2018
2019
9M FY20
Consumed
Recycled

Waste Recycling (mMT) (High volume low toxicity)



17
8
17
14
14
13
11
10
2017
2018
2019
9M FY20
Generation

1250th Nand Ghar* Vedanta's flagship CSR project has touched a new milestone in transforming lives of India's Women and Children

VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION

** women and children care center*

7

Zinc India: Strong Foundation Driving Growth and Transformation
RAM UG Crusher Commissioned
Hauling from RAM UG Shaft expected to start in Feb 2020
All major Projects under 1.2 Mtpa MIC Capacity to be completed in Q4
Smelter Debottlenecking to 1.13 Mtpa completed, in line of MIC capacity of 1.2 Mtpa
Vedanta set to become the Largest Zinc-Lead Miner Globally in next 2 years
1500
Kt in 1200
Metal 900
Mined
600 India
2019
300 Zinc 0
Glencore Vedanta Teck Nexa Boliden Sumitomo MMG Zhongjin Zijin Minera Resources Limited Lingnan Mining Volcan
VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION
Fully integrated operations with matching mining and smelting capacities
1200 1000
800 tonnes 600 ‘000 400
200
0
FY 2018 FY 2019 FY 2020e
Zinc Capacity Lead Capacity MIC Production
Quadrupled UG Performance since start of Expansion in FY 2013 >54%
Mnt
13.8 10.9 8.6 Production
6.0 3.8
4.4 Ore 2.5
FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2019 FY2020e
8

Zinc India: Production Grows as Projects Approach Completion

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transforming elements

Performance Update

Quarter Performance:

- MIC Production 235kt, up 7% q-o-q
- Metal Production 219kt, up 4% q-o-q
- Silver Production 149 tonnes, up 11% q-o-q
- COP at $1,077/t, up 3% q-o-q due to higher mine development and one time repair & maintenance cost partly offset by higher volume, operational efficiencies and lower coal cost

Strong Underground Mine Performance with 25% CAGR



249
360
481
724
936
638
529
426
223
FY2015
FY2016
FY2017
FY2018
FY2019
FY2020e
Open Cast
Underground

Mine Performance / Expansion Update

Rampura Agucha

- Mine crosses 4.0 Mtpa Ore Production run rate in Q3
- Set to achieve 4.5 Mtpa Ore production run rate in Q4

Sindesar Khurd

- Q3 Mined Metal Production up 16% q-o-q
- Q3 Silver Grades up 16% q-o-q

Zawar

- Set to deliver record Mined Metal Production in FY20
- 16% higher production in 9M vs last year
- Dry Tailing Plant commissioned
- Two Paste Fill commissioning is underway in Zawar expected to start back filling in Feb 2020

VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 9

Zinc International: Gamsberg Positioning for Long Term Value Creation
Performance Update
Quarter Performance:
Q3 production at 60kt, 5% lower
COP of $1,580/t, slightly lower q-o-q
Nine Months Performance:
Production 183kt, up 95%
COP of $1,628/t, down 24%
Consolidated Production and COP
2,131 183
1,724
1,584 1,580
94 1,628
60 63 60
Q1 FY20 Q2 FY20 Q3 FY20 9M FY19 9M FY20
MIC (kt) Cost ($/t)
VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION
Gamsberg
Production at 31kt, up 28% q-o-q
COP at $1,420 ($833/t excl. TCRCs), down 4% q-o-q
Ore mining run rate sustainably ramped up to 4.0 Mtpa
~1.8 Mt of healthy ore stockpile ahead of plant
Crusher consistently running on throughput of ~700 tph better than design throughput of 685 tph
Best ever Plant production in Nov with 12kt MIC
Production and COP
1474 1397 1477 1420
912 833 961 1,005
14 23 24 31 Q4 FY19 Q1 FY20 Q2 FY20 Q3 FY20 MIC (
kt
) Cost
Excl
TCRCs(
$/t) Cost ($/t)
10

Oil & Gas: Portfolio being monetized to drive multi-fold growth vedanta
transforming elements

Performance Update

- 193 wells drilled, 72 wells hooked up
- Early gas production facility ramped up to design capacity of 90 mmscfd. New Terminal construction progressing as per plan.
- All wells drilled in Mangala Infill, Bhagyam and Aishwariya Polymer and ABH program; well hook up in progress.
- MPT shutdown planned in February for maintenance & key growth projects tie-ins to enable production enhancement. The overall impact of shutdown will be 7-10 days equivalent production. This shutdown will facilitate next growth phase.
- Ravva drilling commenced

Production Ramp Up (kboepd)



178
225
9M FY20
FY20 Exit

Key Drivers for Production Ramp Up

	Q3 FY20 Exit	H2 FY20 Exit
Wells Drilled	193	240
Wells Hooked Up	72	120
Liquid Handling Capacity	1.20 mmblpd	1.25 mmblpd

VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 11

Oil & Gas: Building for Future Growth

vedanta transforming elements

OALP Blocks

51	**Well Diversified** 40 Onshore 11 Offshore
~60,000 sq km	**Acreage**
500	**Peak Production (kboepd)** Upside Scenario
5.5	**Resources (bnboe)** Upside Scenario
$800 mn	**Capex commitment** For exploration phase
192	**Exploratory Wells** To be drilled

- **Full Tensor Gravity (FTG)** survey completed in Assam block; to be extended to other blocks as well
- **Seismic Contracts** awarded for Assam, Rajasthan and Cambay blocks; acquisition commenced in Assam
- Drilling contract expected to be awarded in Q4

PSC Blocks

	Investment ($mn)	Resources (mmboe)	Work Program (Wells)	Drilling Status
Rajasthan Exploration	EOI released for integrated exploration & appraisal work program			
Rajasthan Tight Oil Appraisal	75	200	14	5 wells drilled
KG - Offshore	60	300	2	Evaluation of discoveries ongoing

Strong exploration fundamentals supports reserves & resources growth

VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 12

Aluminium: Achieving Design Structure
Structural Reduction in Cost
2,018 1,852
1,764 1,769 1,691
Q1 FY20 Q2 FY20 Q3 FY20 9M FY19 9M FY20
Alumina Production & COP
1,332
1,077
446 476 410
293 333
284 269 281
Q1 FY20 Q2 FY20 Q3 FY20 9M FY19 9M FY20 Production (kt) COP ($/T)
VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION
Performance Update
Quarter Performance:
Aluminium COP at $1,691/t, down 9% q-o-q
Highest ever Lanjigarh production 476 kt, up 16% q-o-q
Lanjigarh COP at $269/t, down 8% q-o-q
First steps in Jamkhani coal block: Entered into Coal Mines Development and Production Agreement (CMDPA) with Govt of India
Nine Months Performance:
Aluminium COP at $1,769/t, down 12% Lanjigarh production 1,332 kt, up 24% Lanjigarh COP at $281/t, down 16%
Local bauxite meeting over half of the total requirement
13

Aluminium: Significant progress on Strategic levers Continues


2,074
1,691
1,576
1,500
Coal Initiatives
Alumina Ramp Up
Bauxite Sourcing
Others
Q3 FY19
Q3 FY20 Dec 2019
Target

Initiatives	Action Plan
Coal Initiatives	▪ Increase Linkages through participation in Tranche V & VI, Coal Block Auctions ▪ Target coal security 90% of requirement, currently at 72% ▪ Balance Requirements: E-Auctions, Actively evaluate options available for best deals
Alumina Ramp Up	▪ Phase-I expansion to 2.7 Mtpa ▪ Medium term expansion to 4 Mtpa ▪ Easing of Alumina prices to sub $300/t levels
Bauxite Sourcing	▪ Efforts to significantly increase mine output ▪ Exploration of new resources under the New Mineral Policy
Carbon & Others	▪ Logistics: Shifting from road to rail ▪ Procurement efficiencies: Strategic partnerships with key suppliers, long-term contracts ▪ Ongoing improvement in power plant operating parameters, Fixed cost reduction

VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION
14

Other Assets: Iron ore and Electrosteel Steels
Iron Ore Electrosteel Steels Performance Update Performance Update
Quarter Performance: Quarter Performance:
Karnataka sales 1.5 Mnt, highest ever
Pig Iron production 179kt, up 2% q-o-q
Nine Months Performance:
Karnataka sales 4.1 Mnt, significantly up
Pig Iron production 533kt, up 6%
Karnataka Sales (Mnt)
4.1
1.2 1.4 1.5 1.2
Q1 FY20 Q2 FY20 Q3 FY20 9M FY19 9M FY20
Pig Iron Production (kt)
502 533
178 176 179
Q1 FY20 Q2 FY20 Q3 FY20 9M FY19 9M FY20
VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION
Production 317kt, up 18% q-o-q Sales 317kt, up 12% q-o-q
Margin at $55/t, up significantly q-o-q on account of operational efficiencies and favourable input commodity prices
Nine Months Performance:
Production 911kt, up 7%
Sales 874kt, up 10%
Margin at $61/t, down 47% on account of softening
of steel prices in domestic market
Sales (kt) 874
792
273 283 317
Q1 FY20 Q2 FY20 Q3 FY20 9M FY19 9M FY20
15

Strategy to Enhance Long Term Value Continue Focus on World Class ESG Performance Augment Our Reserves & Resources Base Delivering on Growth Opportunities Optimise Capital Allocation & Maintain Strong Balance Sheet Operational Excellence VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 16

Q3 FY 2020 Financial Update Arun Kumar    Chief Financial Officer

Financial snapshot Q3

EBITDA^	Attributable PAT	ND/EBITDA
₹ 6,531 cr	₹ 2,348 cr	1.0x
Up 45% q-o-q	Up 9% q-o-q	Lowest among Indian peers

EBITDA Margin *	ROCE #	Cash & Cash Equivalents
34%	10.9%	₹ 35,205 cr
Industry leading margin	Remains strong	Strong liquidity

^ Includes one off for past exploration cost recovery at Oil & Gas business (₹1,276cr) & true-up of RPO liability in line with Regulatory changes at Aluminium Business (₹460cr)

** EBITDA Margin excludes custom smelting at Copper India and Zinc-India and includes impact of one offs. Excluding one offs margin is 27%.*

 # ROCE has been calculated based on LTM basis

VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 18

EBITDA Bridge (Q2 FY 2020 vs. Q3 FY 2020) (In    crore) Oil & Gas 1435 HZL (42) Zinc, lead & Silver 52 Oil & Gas (98) RPO 517 6,531 1,327 Aluminium (76) Profit Petroleum (282) Electrosteel (65) 416 248 4,788 195 105 4,497 257    Al 261 ESL 130 Cairn (125) HZL 98 IOB 56 Market & Regulatory    291 crore Q2 FY 20 LME/ Brent / Input Commodity Currency Regulatory & Adjusted EBITDA Volume, Cost & Others Q3 FY 20 Premiums Inflation Profit Petroleum Marketing VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 19

Net Debt for Q3 FY 2020 (In    crore) Creditors/Customer Advance (5,067) Debtor Movement (920) Inventory Built-up (180) 26,956 211 2,624 78 23,384 20,081 5,355 6,167 FCF Post Capex    (3,436) Cr st WC Capex ESL Translation Net Debt 31st Net Debt 31 Net Debt 30th CF from Mar’19 Movements Share & others Dec’19 Sep’19 Operations (Incl Buyer’s Acquisition credit) VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 20

Balance Sheet Term Debt Maturities— 41,374 Crore ($5.8 bn) (as of Dec 31, 2019)    Liquidity                12.7 – Cash and investments at    35,205 cr    3.8 9.8 8.4 rated Tier I by CRISIL;    – Undrawn line of credit c.    8,400 crore 3.0 Crore 5.4    4.3 5.3    Net Interest – ‘000 8.9    2.7 0.8 5.4 4.5    Interest Income – Returns ~7.2%. 3.1 0.1 2.7 0.7 1.2    Interest Expense – Maintained ~8% FY20 FY21 FY22 FY23 FY24 FY25 & Later    Average term debt maturity maintained above 3 years Standalone Subsidiaries Average Term Debt Maturity (years) Net Debt / EBITDA – lowest among peers 1.1 1.3 3.3 3.3 1.0 3.2 3.2 3.1 3.1 0.9 0.9 2.7 0.6 0.4 Mar-16 Mar-17 Mar-18 Mar-19 Jun-19 Sep-19 Dec-19 FY’16 FY’17 FY’18 FY’19 Q1 FY’20 Q2 FY’20 Q3 FY’20 VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 21

Q3 FY 2020
Investor presentation
Appendix

Income Statement

Depreciation & Amortization

- Higher 4% y-o-y due to increased ore production at Zinc India and commencement of Gamsberg operations partially offset by lower charge at Skorpion.
- Lower 4% q-o-q on account of lower volumes at Oil & Gas and Skorpion business and accelerated depreciation in Zinc India taken in the last quarter.

Finance Cost

- Lower 9% y-o-y and 8% q-o-q, primarily due to repayment of high cost debt and fall in interest rates in line with market trend.

Investment Income

- Investment income for Q3 FY20 was at ₹ 628 crore, lower by 40% y-o-y and 25% q-o-q primarily on account of mark to market loss in Q3 FY20 compared to mark to market gain in Q3 FY19 and Q2 FY20.

Taxes

- Normalised tax rate for the quarter is 30% in line with the prior guidance, compared to 33% in Q3 FY19 due to change in profit mix amongst businesses.

In ₹ Crore	Q3 FY'20	Q3 FY'19	Q2 FY'20
Revenue from operations	21,126	23,435	21,739
Other operating income	234	234	219
EBITDA^	6,531	5,953	4,497
Depreciation & amortization	(2,291)	(2,207)	(2,395)
Finance Cost	(1,232)	(1,358)	(1,340)
Investment Income	628	1,043	832
Exchange gain/(loss)	-	47	(50)
Exceptional item Credit/(Expense)	168	-	(422)
Profit Before Taxes	**3,806**	**3,478**	**1,122**
Tax Charge/(Credit)	1,141	1,146	(1,609)
Profit After Taxes	**2,665**	**2,332**	**2,731**
Attributable profit	**2,348**	**1,574**	**2,158**
Basic Earnings Per Share (EPS) (₹/share)	6.34	4.25	5.83
Minorities % (after exceptional item)	12%	33%	21%

^EBITDA includes one off for past exploration cost recovery at Oil & Gas business (₹ 1,276 cr) & true-up of RPO liability in line with Regulatory changes at Aluminium Business (₹ 460 cr)

Note: *Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period's presentation*

VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 23

Entity Wise Cash and Debt (In    crore) Dec 31, 2019 Sep 30, 2019 Dec 31, 2018 Company Debt Cash & LI Net Debt Debt Cash & LI Net Debt Debt Cash & LI Net Debt Vedanta Limited Standalone 36,569 3,808 32,761 37,956 7,162 30,794 42,708 4,784 37,924 Cairn India Holdings 3,157 6,900 (3,743) 1,213 5,180 (3,968) 3,330 7,195 (3,865) Limited1 Zinc India 2,990 22,535 (19,545)—19,655 (19,655) 4,935 17,483 (12,548) Zinc International 428 395 33 423 833 (410) 133 275 (142) BALCO 4,173 11 4,162 4,412 169 4,243 5,019 9 5,010 Talwandi Sabo 6,289 181 6,108 6,477 1,265 5,212 8,814 10 8,804 Vedanta Star Limited2 3,381 30 3,351 3,386 27 3,359 3,367 32 3,335 Others3 1,602 1,345 257 2,031 1,526 506 1,755 742 1,013 Vedanta Limited 58,589 35,205 23,384 55,898 35,817 20,081 70,061 30,530 39,531 Consolidated    Notes: Debt numbers are at Book Value and excludes inter-company eliminations. 1. Cairn India Holdings Limited is a wholly owned subsidiary of Vedanta Limited which holds 50% of the group’s share in the RJ Block 2. Vedanta Star limited, 100% subsidiary of VEDL which owns 96% (FY19: 90%) stake in ESL 3. Others includes MALCO Energy, CMT, VGCB, Electrosteel, Fujairah Gold, Vedanta Limited’s investment companies and ASI.    VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 24

EBITDA Bridge (Q3 FY2019 vs. Q3 FY2020) (In    crore) Aluminum (767) Oil & Gas 1264 Oil & Gas (270) Aluminum (444) Steel (242) Others (98) Zinc, Lead & Silver (211) IOB (94) RPO 347 Profit Petroleum (55) 687 6,531 5,953 1,584 241 113 281 5,603 1,066    Al 441 IOB 162 ESL 89 HZL (329) Cairn (152) Market & Regulatory    (350) crore Q3 FY19 LME/ Brent / Input Currency Regulatory & Adjusted Volume and Others Q3 FY20 Premiums Commodity Profit EBITDA Cost & Mktg Inflation Petroleum VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 25

Segment Summary – Zinc India Q3 Q2 9M Production (in ’000 tonnes, or as stated) FY 2020 FY 2019 % change YoY FY2020 FY 2020 Mined metal content 235 247 (5)% 219 668 Integrated metal 219 242 (9)% 210 649 Refined Zinc – Integrated 178 188 (5)% 166 516 Refined Lead – Integrated1 41 54 (24)% 44 132 Refined Saleable Silver—Integrated (in tonnes)2 149 178 (16)% 134 442    Financials (In    crore, except as stated) Revenue 4,600 5,467 (16)% 4,395 13,866 EBITDA 2,274 2,839 (20)% 2,066 6,769 Zinc CoP without Royalty ( /MT) 76,600 71,900 7% 73,800 74,900 Zinc CoP without Royalty ($/MT) 1,077 997 8% 1,048 1,065 Zinc CoP with Royalty ($/MT) 1,402 1,332 5% 1,361 1,401 Zinc LME Price ($/MT) 2,388 2,631 (9)% 2,348 2,495 Lead LME Price ($/MT) 2,045 1,964 4% 2,028 1,988 Silver LBMA Price ($/oz) 17.3 14.5 19% 17.0 16.4    1. Excludes captive consumption of 1,937 tonnes in Q3 FY 2020 vs 1,554 tonnes in Q3 FY 2019. 2. Excludes captive consumption of 10.1 MT in Q3 FY 2020 vs 8.1 MT in Q3 FY 2019. VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 26

Segment Summary – Zinc International Q3 Q2 9M Production (in’000 tonnes, or as stated) FY 2020 FY 2019 % change YoY FY2020 FY 2020 Refined Zinc – Skorpion 11 20 (45)% 23 52 Mined metal content- BMM 18 18 2% 16 53 Mined metal content- Gamsberg* 31 3—24 78 Total 60 41 48% 63 183 Financials (In    Crore, except as stated) Revenue 681 622 9% 890 2,395 EBITDA 106 206 (49)% 207 441 Consolidated CoP – ($/MT) 1,580 1,757 (10)% 1,584 1,628 Zinc LME Price ($/MT) 2,388 2,631 (9)% 2,348 2,495 Lead LME Price ($/MT) 2,045 1,964 4% 2,028 1,988    *Including Trial Run Production of 3kt in Q3 FY’19 VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 27

Segment Summary – Oil & Gas Q3 Q2 9M Production (in boepd, or as stated) FY 2020 FY 2019 % change YoY FY2020 FY 2020 Average Daily Production Gross operated 172,189 187,191 (8)% 178,744 176,986    Oil 153,472 176,997 (13)% 160,991 160,127    Gas (Mmscfd) 112 61 84% 107 101 Non operated- Working interest 596 108—565 442    Rajasthan (Block RJ-ON-90/1) Gross operated 145,075 151,574 (4)% 150,421 148,213 Oil 131,360 146,534 (10)% 137,235 136,304 Gas (Mmscfd) 82 30—79 71 Ravva (Block PKGM-1) Gross operated 13,360 16,775 (20)% 12,544 13,130 Oil 9,972 13,881 (28)% 9,966 10,290 Gas (Mmscfd) 20 17 18% 15 17 Cambay (Block CB/OS-2) Gross operated 13,754 18,842 (27)% 15,780 15,643 Oil 12,139 16,581 (27)% 13,791 13,534 Gas (Mmscfd) 10 14 (29)% 12 13 VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 28

Segment Summary – Oil & Gas Q3 Q2 9M Production (in boepd, or as stated) FY 2020 FY 2019 % change YoY FY2020 FY 2020 Average Daily Working Interest Production 110,656 117,521 (6)% 114,994 113,403    Rajasthan 101,553 106,102 (4)% 105,294 103,749 Ravva 3,006 3,774 (20)% 2,822 2,954 Cambay 5,501 7,537 (27)% 6,312 6,257 KG-ONN 2003/1 596 108—565 442    Average Price Realization Brent Price ($/bbl) 63.3 68.8 (7)% 61.9 64.7 Cairn Total (US$/boe) 55.3 64.6 (14)% 58.7 59.6 Oil (US$/bbl) 57.2 65.1 (12)% 61.1 61.8 Gas (US$/mscf) 6.5 8.7 (25)% 5.7 6.3 Financials (In    crore, except as stated) Revenue 3,930 3,350 17% 3,196 10,257 EBITDA 2,761 1,973 40% 1,817 6,402 VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 29

Segment Summary – Aluminium Particulars (in’000 tonnes, or as stated) Q3 Q2 9M FY 2020 FY 2019 % change YoY FY2020 FY 2020 Alumina – Lanjigarh 476 404 18% 410 1,332    Total Aluminum Production 483 502 (4)% 476 1,429 Jharsuguda-I 139 137—137 409 Jharsuguda-II 1 203 221 (7)% 201 604 245kt Korba-I 65 66 (2)% 63 190 325kt Korba-II 76 79 (3)% 75 226 BALCO 900 MW (MU) 202 29—392 958 Financials (In    crore, except as stated) Revenue 6,789 7,605 (11)% 6,576 20,199    EBITDA – BALCO 35 356 (90)% 62 179    EBITDA – Vedanta Aluminium 761 (94)—(176) 682 EBITDA Aluminum Segment 796 262—(114) 861 Alumina CoP – Lanjigarh ($/MT) 269 308 (13)% 293 281 Alumina CoP – Lanjigarh ( /MT) 19,100 22,200 (14)% 20,600 19,800 Aluminium CoP – ($/MT) 1,691 2,074 (19)% 1,852 1,769 Aluminium CoP – ( /MT) 120,100 1,49,500 (20)% 130,300 124,400 Aluminum CoP – Jharsuguda ($/MT) 1,675 2,072 (19)% 1,883 1,771 Aluminium CoP – Jharsuguda( /MT) 119,000 1,49,300 (20)% 132,500 124,600 Aluminum CoP – BALCO ($/MT) 1,727 2,079 (17)% 1,775 1,763 Aluminium CoP – BALCO ( /MT) 122,700 1,49,900 (18)% 124,900 124,000 Aluminum LME Price ($/MT) 1,752 1,971 (11)% 1,762 1,769 1. Including trial run production of nil in Q3 FY2020 and 14 kt in Q3 FY2019. VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 30

Aluminium profitability    $/t Q2 ‘20 1,761                61                83                 1,905 (697)                (774)                (381)                 (81)                (28)—(28)—(133)                 (245)                (406) 1,852 Q3 ‘20 1,691 67 1,879 1,752 59 625 698 132* 49* 138 368 230 90 247 98 (106) 245 LME Ingot Value Realisation Alumina Power Other Hot Conversion Underlying RPO Reported Exceptional Dep Int PBT Premium addition Metal & Others EBITDA EBITDA Item *True-up of RPO liability in line with regulatory changes at Aluminium business of    628 Crore VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 31

Segment Summary – Power Q3 Q2 9M Particulars (in million units) FY 2020 FY 2019 % change YoY FY2020 FY 2020 Total Power Sales 2,282 3,165 (28)% 3,253 9,055    Jharsuguda 7 136 (94)% 20 294    BALCO1 387 438 (12)% 454 1,266 HZL Wind Power 68 48 41% 165 366    TSPL 1,820 2,543 (28)% 2,615 7,129    Financials (in    crore except as stated) Revenue 1,307 1,623 (20)% 1,646 4,656 EBITDA 379 364 4% 419 1,191 Average Cost of Generation( /unit) ex. TSPL 3.14 2.92 8% 2.35 2.61 Average Realization ( /unit) ex. TSPL 3.91 3.58 9% 3.88 3.65    TSPL PAF (%) 94% 81%—92% 94% TSPL Average Realization ( /unit) 3.47 4.19 (17)% 4.29 4.07 TSPL Cost of Generation ( /unit) 2.42 3.18 (24)% 3.29 3.04    1. BALCO IPP: received an order dated January 1, 2019 from CSERC for Conversion of 300 MW IPP to CPP. VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 32

Segment Summary – Iron Ore Particulars (in million dry metric tonnes, or    Q3 Q2 9M as stated) FY 2020 FY 2019 % change YoY FY2020 FY 2020 Sales 1.7 0.7—1.4 4.3 Goa 0.2 0.1—0.0 0.2 Karnataka 1.5 0.6—1.4 4.1 Production of Saleable Ore 1.2 0.7 75% 1.3 3.6 Goa 1.2 Karnataka 0.7 75% 1.3 3.6    Production (’000 tonnes)— Pig Iron 179 163 10% 176 533    Financials (In    crore, except as stated) Revenue 836 658 27% 757 2,390 EBITDA 214 101—201 529    Segment Summary – Steel Particulars (‘000 tonnes, or    Q3 Q2 9M as stated) FY 2020 FY 2019 % change YoY FY2020 FY 2020 Total Production 317 325 (2)% 270 911 Pig Iron 48 47 2% 45 121 Billet 1 (11) 24—27 31 TMT Bar 122 111 10% 89 339 Wire Rod 114 103 10% 78 300 Ductile Iron Pipes 44 40 9% 31 120    Financials (In    crore, except as stated) Revenue 1,067 1,198 (11)% 986 3,157 EBITDA 107 249 (57)% 18 321 Margin ($/t) 55 120 (38)% 25 61    1. Opening stock of billets used for further rolling of TMT Bars, Wire rods in Q3. VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 33

Segment Summary – Copper India Q3 Q2 9M Production (in ’000 tonnes, or as stated) FY 2020 FY 2019 % change YoY FY 2020 FY 2020 Copper—Cathodes 20 23 (13)% 16 52    Financials (In    crore, except as stated) Revenue 1,835 2,763 (34)% 3,185 6,797 EBITDA (61) (75) (18)% (105) (232) Copper LME Price ($/MT) 5,881 6,172 (5)% 5,802 5,928    VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 34

Sales Summary Sales volume Q3 FY2020 Q3 FY2019 Q2 FY2020 9M FY2020 Zinc-India Sales    Refined Zinc (kt) 172 187 168 507    Refined Lead (kt) 41 54 44 132 Total Zinc-Lead (kt) 213 241 212 639    Silver (tonnes) 153 178 135 442    Zinc-International Sales Zinc Refined (kt) 6 16 23 46 Metal in Zinc Concentrate (kt) 37 6 34 99    Total Zinc (Refined+Conc) 43 22 57 145    Metal in Lead Concentrate (kt) 10 11 11 32    Total Zinc-Lead (kt) 53 33 67 177 Aluminium Sales    Sales—Wire rods (kt) 76 90 78 238 Sales—Rolled products (kt) 7 6 7 20    Sales—Busbar and Billets (kt) 68 105 89 285    Total Value added products (kt) 151 201 174 543 Sales—Ingots (kt) 336 294 307 906    Total Aluminium sales (kt) 487 495 481 1,449    VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 35

Sales Summary Q3 Q3 Q2 9M    Sales volume Q3 Q3 Q2 9M Sales volume FY 2020 FY 2019 FY 2020 FY2020 Power Sales (mu) FY 2020 FY 2019 FY 2020 FY 2020 Iron-Ore Sales Jharsuguda 7 136 20 294 TSPL 1,820 2,543 2,615 7,129 Goa (Mn DMT) 0.2 0.1—0.2 BALCO 2 387 438 454 1,266 Karnataka (Mn DMT) 1.5 0.6 1.4 4.1 HZL Wind power 68 48 165 366 Total (Mn DMT) 1.7 0.7 1.4 4.4    Total sales 2,282 3,165 3,253 9,055    Pig Iron (kt) 176 155 159 507 Power Realisations (INR/kWh) Copper-India Sales Jharsuguda—3.15 1.68 2.18    Copper Cathodes (kt) 1.0 2 0.7 1.76 1 TSPL 3.47 4.19 4.29 4.07    Copper Rods (kt) 25 31 22 68 Balco 2 4.01 3.67 3.90 3.88    Total Steel Sales (kt) 317 290 283 874 HZL Wind power 3.79 3.93 4.06 4.04 Pig Iron 46 50 47 117 Average Realisations3 3.91 3.58 3.88 3.65 Billet 4 3 16 21 Power Costs (INR/kWh) TMT Bar 126 102 100 335 Jharsuguda 600 MW 55.68 4.68 17.28 6.20 Wire Rod 102 99 93 296 1 TSPL 2.42 3.18 3.29 3.04 Ductile Iron Pipes 39 36 29 105 2 Balco 2.35 2.45 2.33 2.27    HZL Wind power 1.86 2.18 0.62 0.88 Average costs3 3.14 2.92 2.35 2.61 1. Based on Availability 2. BALCO IPP: received an order dated January 1, 2019 from CSERC for Conversion of 300 MW IPP to CPP. 3. Average excludes TSPL VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 36

Currency and Commodity Sensitivities Foreign Currency—Impact of    1 depreciation in FX Rate Currency Increase in EBITDA INR/USD ~    600 crore / year Commodity prices – Impact of a 10% increase in Commodity Prices Q3 FY 2020 Full Year Impact on Commodity Average price EBITDA ($mn) Oil ($/bbl) 63 103 Zinc ($/t) 2,388 195 Aluminium ($/t) 1,752 275 Lead ($/t) 2,045 37 Silver ($/oz) 17 33 VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 37

Group Structure


Vedanta Resources Ltd
79.4%
50.1%
Konkola Copper Mines (KCM)
Vedanta Ltd
Divisions of Vedanta Limited
Sesa Iron Ore
Sterlite Copper
Power (600 MW Jharsuguda)
Aluminium (Odisha aluminium and power assets)
Cairn Oil & Gas*
Subsidiaries of Vedanta Ltd
64.9%
51%
100%
100%
96%
Zinc India (HZL)
Bharat Aluminium (BALCO)
Zinc International (Skorpion -100% BMM-74%)
Talwandi Sabo Power (1,980 MW)
Electrosteels Steel limited
Listed entities
Unlisted entities

Note: Shareholding as on Dec 31, 2019
**50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd*

VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 38

Results Conference Call Details Results conference call is scheduled at 6:00 PM (IST) on January 31, 2020. The dial-in numbers for the call are given below: Event Telephone Number Earnings conference call on January 31, 2020 India – 6:00 PM (IST) India: Local Dial In: +91 7045671221 Toll free: 1800 120 1221, 1800 266 1221 Universal access: +91 22 7115 8015 +91 22 6280 1114 Singapore – 8:30 PM (Singapore Time) Toll free number: 800 101 2045 Toll number: 6531575746 Hong Kong – 8:30 PM (Hong Kong Time) Toll free number 800 964 448 Toll number: 85230186877 Toll free number 0 808 101 1573 UK – 12:30 PM (UK Time) Toll number: 442034785524 Toll free number 1 866 746 2133 US – 7:30 AM (Eastern Time) Toll number: 13233868721 https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=1 For online registration 06340&linkSecurityString=35240b00 Replay of Conference Call India +91 22 7194 5757 (January 31, 2020 to February 7, 2020) Passcode: 63835# VEDANTA LIMITED – Q3 FY2020 INVESTOR PRESENTATION 39